SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2002



                               CP SHIPS LIMITED

   ________________________________________________________________________

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ________________________________________________________________________

                   (Address of Principal Executive Offices)

        Indicative by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F            Form 40-F      X
                 ----                       --

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes______     No_______

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

        This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3


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                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CP SHIPS LIMITED
                                        ----------------
                                            (Registrant)

Date:  6 December 2002
                                        By: /s/John K. Irving
                                            -------------------
                                            Name:  John K. Irving
                                            Title: Vice President, General
                                                   Counsel & Secretary




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                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

10.1    Press Release of CP Ships Limited "CP SHIPS DIVISION
        CANADA MARITIME AGREES TO CONTAINER SLOT
        SALE; BRINGS NEW BUSINESS TO MONTREAL
        GATEWAY TERMINALS"                                                 4




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
                                                                 Exhibit 10.1


        CP SHIPS DIVISION CANADA MARITIME AGREES TO CONTAINER SLOT SALE
              BRINGS NEW BUSINESS TO MONTREAL GATEWAY TERMINALS

LONDON, UK (6th December 2002) - CP Ships Limited's division Canada Maritime, along with OOCL, its partner in the St Lawrence Coordinated Service (SLCS), has agreed to charter a fixed number of container slots to members of the CANEX consortium, Maersk Sealand, Mediterranean Shipping Company and P&O Nedlloyd, in the North America-Europe trade via Montreal. The two year agreement takes effect from January 2003.

In addition, to improve operational efficiency, CANEX expects to move its existing service from its current Montreal marine terminal to CP Ships' Montreal Gateway Terminals. The move is expected during the first quarter 2003.

Initially, slots will be taken on three SLCS 2800 teu ice-strengthened ships, Canmar Pride, Canmar Honour and OOCL Belgium which operate on Route 1 Montreal-Thamesport-Antwerp-Le Havre. In the second half of 2003 these ships will be replaced by three 4100 teu ice-strengthened containerships currently being built for the Montreal trade, two for Canada Maritime and one for OOCL.

"The agreement will create greater operating efficiencies and has been facilitated by the planned expansion in capacity of our Canada Maritime services next year, and our five-year US$ 50 million investment program at Montreal Gateway Terminals completed last year, as well as the recent 20-year terminal lease renewal," commented CP Ships CEO, Ray Miles. "It is also further evidence of carriers ' commitment to work closer together as operating partners to achieve a better balance between capacity and container trade growth in the highly competitive TransAtlantic market."

All five lines will continue to market their services independently.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 25 trade lanes, most of which are served by two or more of its seven readily recognized brands:



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ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes
Lines and TMM Lines. CP Ships has a fleet of 90 ships and 400,000 containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.


                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.



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